NeurMedix, Inc.

6165 Greenwich Drive, Suite 150

San Diego, California 92122

September 29, 2017

Irene Paik

Joseph McCann

Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, NE

Washington, D.C. 20549

Re:          NeurMedix, Inc.

Amendment No. 1 to Offering Statement on Form 1-A

Filed July 17, 2017

File No. 024-10697

Dear Ms. Paik & Mr. McCann:

This letter responds to the letter of the Staff of the United States Securities and Exchange Commission (the “Staff”), dated August 1, 2017 (the “Comment Letter”), to Terren Peizer, Chief Executive Officer of NeurMedix, Inc. (the “Company”) regarding the Amendment No. 1 to the Registration Statement on Form 1-A, filed by the Company on July 17, 2017.

This letter sets forth each comment of the Staff from the Comment Letter (numbered in accordance with the Comment Letter).

Immediately following each comment is the Company’s response to that comment, including, where applicable, a cross-reference to the location of the changes made. The Company is concurrently submitting via EDGAR this letter and Amendment No. 2 to the Registration Statement on Form 1-A.

Amendment No. 1 to Form 1-A filed on July 17, 2017

Part I – Notification

Item 4, page 1

1.

Your response to prior comment 1 does not state that you will replace the video with one that complies with the requirements of Rule 255. Please refer to Rule 255(d) and confirm that you will replace the video in accordance with Rule 255.

Response:

Please be advised that, as discussed with the Staff on June 21, 2017, the Company is in the process of producing a new video to comply with Rule 255 of Regulation A which will be located at the same web address as the initial video.

Part II – Information Required in Offering Circular

Summary, page 6

2.

We refer you to your disclosure on page 6 indicating that NE3107 has completed three Phase I, two Phase I/II and one Phase II clinical studies. We also note your disclosure on page 56 that only two Phase I studies completed to date are directly applicable to neuroinflammation clinical trials. Please revise to clarify the nature of these two studies, your involvement in them and that prior owners of the technology conducted all referenced trials between 2006 and 2010.

Response:

Please be advised that Amendment Number 2 to the Offering Circular has been amended to clarify the nature of these two studies in question identified in the Comment Letter, the Company’s involvement in them and that prior owners of the technology conducted all referenced trials between 2006 and 2010.

Risk Factors

Terren S. Peizer, our founder and sole shareholder may borrow funds..., page 38

3.

We note your disclosure here and elsewhere in the Offering Circular that Mr. Peizer, in lieu of selling shares in this offering, has reserved the right to borrow up to 30% of the proceeds from the offering secured by his shares in the company. Please expand your disclosure to provide the terms of the long-term promissory note, including the interest rate, maturity date, payment terms and other material terms. If these terms are unknown, please highlight risks related to this uncertainty. In addition, please include disclosure about the priority that debt receives over equity in bankruptcy proceedings and the potential consequence to shareholders given that the promissory note will be secured by Mr. Peizer's shares of the company in the event of default. Highlight Mr. Peizer's right to borrow up to 30% of the proceeds from the offering, and other material terms of the arrangement, on the cover page of the Offering Circular and in the Summary section.

Response:

Please be advised that the Company has determined that it will not proceed with the proposed Company loan to Mr. Peizer from the proceeds of the Regulation A offering. Accordingly, Amendment Number 2 to the Offering Circular has been amended to remove all references to such proposed loan.

We are an “emerging growth company,” and as a result of the reduced disclosure..., page 41

4.

We note your revisions on page 34 that clarify that you may elect to become a public reporting company in the future in response to our prior comment seven. However, your disclosure in this risk factor continues to suggest that you are currently a public reporting company. Please revise this risk factor to clarify that you are not currently a public reporting company and that you will not be one immediately following this Regulation A offering.

Response:

Please be advised that the Risk Factors in Amendment Number 2 to the Offering Circular have been amended to clarify that that the Company is not currently a public reporting company and that the Company will not be one immediately following this Regulation A offering.

Our Business

Clinical Trials, page 59

5.

We note your added disclosure on page 56 that of the six clinical studies completed to date and sponsored by Hollis Eden Pharmaceuticals, Inc., “only two Phase I studies and the human clinical safety data are directly applicable to neuroinflammation clinical trials.” Please revise to identify these two Phase I studies.

Response:	Please be advised that Amendment Number 2 to the Offering Circular has been amended to identify the two Phase I studies referenced in the Staff’s comment above.

6.

Please reconcile your disclosure on page 8 that you “intend to conduct a Phase II migraine prevention (migraine prophylaxis) study” with your disclosure on page 59 that you are “currently conducting a Phase II prophylactic migraine study.”

Response:	Please be advised that Amendment Number 2 to the Offering Circular has been amended to reconcile the disclosures on page 8 and page 59 referenced in the Staff’s comment above.

Product Development Pipeline, page 63

7.

We refer to the revisions you have made to the product pipeline table on page 63 in response to our prior comment 12. Please tell us why the Summary disclosure on page 7 highlights your initial focus on four distinct diseases to be treated with NE3107 but your product table only highlights three indications. Also, your disclosure in the table indicates that you have completed Phase I and have commenced Phase II trials for each of these three indications. With reference to your disclosures on pages 56-59, please tell us which of the clinical trials conducted by Hollis Eden satisfied your Phase I and II trials for each indication.

Response:	Please be advised that Amendment Number 2 to the Offering Circular has been amended to address the issues raised by the Staff’s comment above.

Executive Compensation, page 81

8.

We note that you have revised your executive compensation table on page 81 to provide information about planned compensation for your executive officers and directors rather than the annual compensation paid during your last completed fiscal year. We further note your disclosure that the individuals designated as officers on page 77 have served as independent contractors on a consulting basis and are responsible to pay their own taxes. Accordingly, please amend the table to provide the compensation paid to these individuals in the last completed fiscal year, even if they were paid as independent contractors. See Item 11(a) of Form 1-A.

Response:

Please be advised that Amendment Number 2 to the Offering Circular has been amended to provide the compensation paid to the individuals who have worked for the Company as consultants in the last completed fiscal year.

Exhibits

9.	Once available, please file a form of agreement with the placement agent as an exhibit. Refer to Item 17.1. of Form 1-A.

Response:

Please be advised that Amendment Number 2 to the Offering Circular has been amended to include the Form of Regulation A+ Offering Agreement with WestPark Capital, Inc., the Company’s placement agent, as Exhibit 1A-1A pursuant to Item 17.1. of Form 1-A.

10.

We note that the Certificate of Incorporation filed as Exhibit 1A-2A only authorizes 4,500 shares of common stock and 500 shares of preferred stock. We also note, however, your disclosure on page 85 that the company is authorized to issue 20,000,000 shares of common stock and 40,000,000 shares of preferred stock. If you have amended the Certificate of Incorporation to authorize additional capital stock, please file all such amendments, or advise. Refer to Item 17.2. of Form 1-A.

Response:

Please be advised that Amendment Number 2 to the Offering Circular has been amended to include the Company’s Amended & Restated Certificate of Incorporation, as filed with the State of Delaware, as an exhibit pursuant to Item 17.2. of Form 1-A.

11.

We note that Mr. Peizer has signed the form on behalf of the issuer. Please also have him sign the form in his capacity as principal executive officer, principal financial officer and sole director. Refer to Instruction 1 to the Signatures section.

Response:

Please be advised that Amendment Number 2 to the Offering Circular has been amended to include Mr. Peizer’s signature as the Company’s principal executive officer, principal financial officer and sole director pursuant to Instruction 1 to the Signatures section.

Please be advised that the Company has included the Company’s proposed Marketing Rollout Strategy and Marketing Presentation, attached as Exhibit 1A-13A and Exhibit 1A-13B respectively, both of which the Company intends to use after the Offering has been qualified by the Commission.

The Company will also request that the selected FINRA broker-dealers clear their compensation arrangements with FINRA and that FINRA advise the Commission that it has no objections to the compensation arrangements prior to qualification.

The Company hereby requests that the Commission provide final approval and qualification of the Form 1-A and related Offering Circular filed with the Commission in the form attached as soon as practicable.

Please contact us with any questions in this regard. Thank you.

Sincerely, /s/ Terren S. Peizer Terren S. Peizer Chief Executive Officer NeurMedix, Inc.